Exhibit 99.2
Company announcement

TORM plc First Quarter 2022
“In Q1 2022, the product tanker markets showed a strong recovery resulting in a net profit of USD 10.4m. After the Russian invasion of Ukraine, the market is now the strongest for more than a decade. The market is currently trading above USD 40,000 on average per day for TORM’s fleet.” says Executive Director Jacob Meldgaard.
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In Q1 2022, TORM achieved TCE rates of USD/day 16,743 (2021, same period: USD/day 13,493) and an EBITDA of USD 60.4m (2021, same period: USD 18.9m). The profit before tax amounted to USD 10.7m (2021, same period a loss of USD 21.1m), and profit per share (EPS) was USD 0.13 or DKK 0.86 (2021, same period loss per share: USD 0.29 or DKK 1.80). Cash flow from operating activities was positive at USD 17.9m in Q1 2022 (2021, same period: USD 9.8m), and Return on Invested Capital (RoIC) was 4.4% (2021, same period: -2.7%).

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At the start of Q1 2022, the product tanker market was negatively influenced by declining volumes of long-haul trade, resulting in LR rates falling below MR rates. In late February 2022, Russia’s invasion of Ukraine led to a partial re-routing of trade flows towards longer haul trade, resulting in freight rate hikes to levels last seen in the Spring of 2020. Self-sanctioning by Western oil majors and ship owners resulted in lower product flows, primarily diesel, from Russia to Europe, while high arbitrage spreads incentivized Middle Eastern and US diesel flows to Europe, increasing ton-mile demand for vessels.

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None of TORM’s vessels have been in any of the critical areas since Russia’s invasion of Ukraine, and, thus, we have been able to maintain operational safety. In Q1 2022, many countries lifted COVID-19-related restrictions despite significantly increasing numbers of infections from time to time. Despite a few non-severe cases on our vessels, TORM has been able to safeguard the health of both our shore-based employees and our seafarers due to high vaccination rates. We expect that restrictions worldwide will be lifted further in the coming quarters.

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During Q1 2022, TORM entered into agreements to sell TORM Horizon (MR) and TORM Tevere (Handy) with delivery and expected delivery to the new buyers during Q2 2022. After the end of Q1 2022, TORM has purchased a second-hand LR2 vessel. The vessel will be financed by a sale and leaseback agreement with a Chinese leasing company. TORM expects to take delivery of the vessel during Q3 2022. TORM sold its oldest LR2 vessel, TORM Gudrun, which we expect to deliver to the new owner during Q2 2022. In addition, as a part of TORM’s strategic decision to gradually exit from the handy vessel class, TORM sold the last remaining Handysize vessel in April 2022. The vessel is expected to be delivered to the buyer during Q3 2022. Since 2017, TORM has sold a total of 11 Handysize vessels. The LR1 vessel TORM Emilie which was sold in Q4 2021 was delivered to its new owner in early April 2022.

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As of 31 March 2022, TORM’s available liquidity was USD 139.6m consisting of USD 94.6m in cash and cash equivalents and USD 45.0m undrawn credit facility. TORM repaid USD 45m on RCF facilities during Q1 2022. Cash and cash equivalents include USD 19.7 m in restricted cash, primarily related to collateral for financial instruments. As of 31 March 2022, net interest-bearing debt amounted to USD 999.8m (2021: USD 743.4), and TORM's net loan-to-value (LTV) ratio was 51.5% (2021: 55.5%).

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Based on broker valuations, TORM’s fleet had a market value of USD 1,957.4m including asset-held-for-sale as of end March 2022. Compared to broker valuations as of 31 December 2021, the market value of the fleet increased by USD 31.4m when adjusted for acquired and sold vessels in Q1 2021. The book value of TORM’s fleet was USD 1,973.4m as of 31 March 2022. The fleet was not impaired 31 March 2022, as TORM has assessed that were no indications of impairment and the book value were in line with the market value.

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As of 31 March 2022, TORM had installed 52 scrubbers out of 60 planned including scrubbers installed on purchased second-hand vessels. The remaining scrubbers are expected to be installed before the end of Q3 2023.

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As of 31 March 2022, 16% of the earning days in 2022 were covered at an average rate of USD/day 19,694. As of 08 May 2022, the coverage for Q2 2022 was 65% at USD/day 28,348. For the individual vessel classes, the coverage was 65% at USD/day 32,123 for LR2, 58% at USD/day 29,915 for LR1, 66% at USD/day 27,424 for MR and 48% at USD/day 12,490 for Handysize. Recent trading has been made at significantly higher levels.

CONFERENCE CALL AND WEBCAST
TORM’s conference call on the Q1 2022 results, will be held at 11:00 am Eastern Time / 05:00 pm Central European Time on Wednesday, 11 May 2022 instead of 09:00 am Eastern Time / 03:00 pm Central European Time the same day.
TORM’s results will be presented on both a live webcast via TORM’s website and a conference call. For participation in the call, please dial +45 3271 4988 (or +1 (760) 294 1674 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.
The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.17 11 MAY 2022	PAGE 1 / 2

Company announcement
Contact
Jacob Meldgaard, Executive Director
tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.17 11 MAY 2022	PAGE 2 / 2